

May 28, 2014

Daniel Cohen
Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:** **Hotel Outsource Management International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 9, 2014**
> **File No. 000-50306**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 of our comment letter dated April 23, 2014 and your indication that the information required pursuant to Item 14(c) of Schedule 14A is not required because there is no "acquiring company." We continue to believe that you should provide your financial information, as required by this Item. We refer you to Question H.6. of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations relating to the Proxy Rules, located at our web-site for guidance, where we indicate that the registrant should provide its financial information pursuant to Item 14(c)(1) of Schedule 14A.

2. In an appropriate place in the information statement, please disclose to shareholders what you plan to do with HOMI once the sale of assets is consummated. In this regard, we note the disclosure in the independent appraisal on page 23 that "[t]he parent company

HOMI Inc. will remain as a skeleton enterprise…which can be later sold to a potential purchaser."

Actions To Be Taken, page 6

3. Please briefly describe any compensation that A. Heifetz & Co. received as a result of their independent valuation.

4. Please disclose that A. Heifetz & Co. has consented to use of the opinion in your filing.

5. We note that A. Heifetz & Co. relied on forecasts you provided when preparing certain of its analyses. Please revise to disclose such forecasts.

6. Please discuss the consideration that the expert determined to be reasonable. In this regard, we note your disclosure in the second paragraph of this section that "[i]n the end, the consideration that the buyer agreed to pay was actually substantially higher (and more beneficial to HOMI) than the consideration which the expert had held to be reasonable."

Exhibits

7. We note that you included the agreement between you, Mr. Cohen and Mr. Elkrief. Please also include the exhibits referenced in the Agreement.

Please contact, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director